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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52773

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Affinity Investment Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

SEC Mail Processing
Section
FEB 25 2010
Washington, DC
110

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

73 Mountain View Boulevard
(No. and Street)

Basking Ridge (City) NJ (State) 07920 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ellen Alboum, Financial and Operations Principal (908)860-3821
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

7 New England Executive Park, Suite 320 Burlington, MA 01803
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Renee Vanek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Affinity Investment Services, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Renee Vanek
Signature

President
Title

DAMON J VARADY
Notary Public - State of New Jersey
Commission # 2385995
My Comm. Expires May 28, 2014

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☐ (c) Statement of Income (Loss).
☐ (d) Statement of Cash Flows.
☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☐ (g) Computation of Net Capital
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☐ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Affinity Investment Services, LLC

Statement of Financial Condition

December 31, 2009

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

TABLE OF CONTENTS

Independent Auditor's Report

Managing Committee
Affinity Investment Services, LLC
Basking Ridge, New Jersey

We have audited the accompanying statement of financial condition of Affinity Investment Services, LLC a wholly owned subsidiary of Affinity Financial Services, LLC as of December 31, 2009, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Affinity Investment Services as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Burlington, Massachusetts
February 23, 2010

McGladrey & Pullen, LLP

Affinity Investment Services, LLC
Statement of Financial Condition
December 31, 2009

Assets

Cash and cash equivalents	$	825,243
Deposit with clearing agent (Note 2)		25,000
Equipment, net (Note 3)		30,177
Prepaid expenses		37,401
	$	917,821

Liabilities and Member's Equity

Accounts payable and accrued expenses	$	381,407
Member's Equity (Note 7)		536,414
	$	917,821

Note 1. Nature of Business and Significant Accounting Policies

Nature of Business: Affinity Investment Services, LLC (the Company) is a securities broker-dealer, registered with the Securities and Exchange Commission pursuant to Section 15 of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Affinity Financial Services, LLC (the Parent) that is a wholly owned subsidiary of Affinity Federal Credit Union (the Credit Union). The Company was established primarily to provide brokerage services for members of Affinity Federal Credit Union.

The Company received approval for membership to operate as a registered broker-dealer on February 7, 2001.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers, and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

A summary of the Company's significant accounting policies follows:

Significant Accounting Policies: The Company follows the accounting standards set by the Financial Accounting Standards Board (FASB). The FASB establishes generally accepted accounting principles (GAAP) that are followed to ensure consistent reporting of the financial condition, results of operations, and cash flows of the Company. References to GAAP issued by the FASB in these footnotes are to *The FASB Accounting Standards Codification*™ commonly referred to as the Codification or ASC. The FASB finalized the Codification effective for periods ended on or after September 15, 2009. As such, the Company has adopted the Codification in these financial statements; the Codification does not change how the Company accounts for its transactions nor does it change the nature of the associated disclosures. Prior FASB standards like FASB Statement No. 5, *Accounting for Contingencies*, are no longer being issued by the FASB. Because the FASB encourages the use of plain English to describe broad topical references, these financial statements will generally no longer include references to specific technical guidance. For example, citations of the accounting requirements for contingencies would include a reference similar to "as required by the Contingencies Topic of the Codification."

Cash and Cash Equivalents: Cash and cash equivalents include deposits with high-credit quality financial institutions, including the Credit Union and other highly liquid investments that are readily convertible into cash. Amounts due from these financial institutions may, at times, exceed federally insured limits.

Income Taxes: The Company elected to be taxed as a Limited Liability Corporation (LLC), which provides that the LLC passes on all income and expenses to its member to be taxed at the member level. The Credit Union is a federally chartered credit union with NCUA, and has no tax liability under state or Federal laws for itself and all subsidiaries, including the Company. The Company is not subject to examination by US Federal or state tax authorities for years before 2009.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2009, management has determined that there are no uncertain tax positions.

Accounting Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The aforementioned financial statements have been prepared from the separate records maintained by the Company. The financial condition and the results of operations as presented in these financial statements may not necessarily be indicative of the condition that would have existed or the results of operations that would have been achieved had the subsidiary been operated as an unaffiliated company. Portions of certain expenses incurred by the Parent have been allocated to the Company.

Subsequent Events: The Company evaluated subsequent events through February 23, 2010, the date that these financial statements were issued.

Note 2. Deposit With Clearing Agent

The Company has an agreement with a clearing agent to clear customers' securities transactions on a fully disclosed basis. The agreement provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement requires the Company to maintain a minimum of $25,000 as a deposit in an account with the agent.

Note 3. Equipment, Net

Equipment consists of the following:

	2009
Furniture and equipment	$ 97,854
Less accumulated depreciation	(67,677)
	$ 30,177

Note 4. Related-Party Transactions

At December 31, 2009, the Company had cash balances with the Credit Union of $111,800. At December 31, 2009, the Company had amounts payable to the Credit Union of $119,650.

Note 5. Off-Balance Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

Note 6. Commitments and Contingent Liabilities

The Company has been named as defendant in two arbitration complaints, resulting in claims for substantial damages. Management of the Company, after consultation with outside legal counsel, believes that the resolution of these claims will not result in any material adverse effect on the Company's financial position.

Note 7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Company had net capital and net capital requirements of $468,836 and $50,000, respectively. The Company's ratio of aggregate indebtedness to net capital was 0.81 to 1.